EXHIBIT 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A common stock, par value $0.0001 per share, of Getty Images Holdings, Inc. (this "Agreement"), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 2, 2026

KED Icon Holdings, LLC

Signature: /s/Adam Schaeffer
Name/Title: Adam Schaeffer, Secretary

KED Holdings, LP

    KED GP, LLC, its general partner

Signature: /s/Adam Schaeffer
Name/Title: Adam Schaeffer, Vice President and Secretary

KED GP, LLC

Signature: /s/Adam Schaeffer
Name/Title: Adam Schaeffer, Vice President and Secretary

Koch Equity Development LLC

Signature: /s/Adam Schaeffer
Name/Title: Adam Schaeffer, General Counsel and Secretary

Koch Investments Group, LLC

Signature: /s/Adam Schaeffer
Name/Title: Adam Schaeffer, General Counsel and Secretary

Koch Investments Group Holdings, LLC

Signature: /s/Adam Schaeffer
Name/Title: Adam Schaeffer, General Counsel and Secretary

Koch Companies, LLC

Signature: /s/Adam Fitzsimmons
Name/Title: Adam Fitzsimmons, Assistant Secretary

Koch, Inc.

Signature: /s/Adam Fitzsimmons
Name/Title: Adam Fitzsimmons, Assistant Secretary